UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM T-1

STATEMENT OF ELIGIBILITY UNDER THE TRUST INDENTURE ACT OF 1939

OF A CORPORATION DESIGNATED TO ACT AS TRUSTEE

CHECK IF AN APPLICATION TO DETERMINE

ELIGIBILITY OF A TRUSTEE PURSUANT TO SECTION 305(B)(2)    |X|

THE BANK OF NEW YORK TRUST COMPANY, N.A.

(Exact name of trustee as specified in its charter)

95-3571558
(Jurisdiction of incorporation or organization if not a U.S. national bank)	(I.R.S. Employer Identification Number)

700 South Flower Street Suite 500 Los Angeles, California	90017
(Address of principal executive offices)	(Zip code)

UNITRIN, INC.

(Exact name of obligor as specified in its charter)

Delaware	95-425545
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification no.)

One East Wacker Drive	60601
(Address of principal executive offices)	(Zip code)

Senior Debt Securities

(Title of the indenture securities)

Item 1.	General information. Furnish the following information as to the trustee:

(a) Name	and address of each examining or supervising authority to which it is subject.

NAME	ADDRESS

Comptroller of the Currency United States Department of the Treasury	Washington, D.C. 20219

Federal Reserve Bank	San Francisco, California 94105

Federal Deposit Insurance Corporation	Washington, D.C. 20429

(b) Whether	it is authorized to exercise corporate trust powers.

     Yes.

Item 2.	Affiliations with the obligor. If the obligor is an affiliate of the trustee, describe each such affiliation.

     None.

Item 16.	List of Exhibits.

1.	A copy of the articles of association of The Bank of New York Trust Company, N.A. (Exhibit 1 to Form T-1 filed with Registration Statement No. 333-121948).

2.	A copy of certificate of authority of the trustee to commence business. (Exhibit 2 to Form T-1 filed with Registration Statement No. 333-121948).

3.	A copy of the authorization of the trustee to exercise corporate trust powers. (Exhibit 3 to Form T-1 filed with Registration Statement No. 333-121948).

4.	A copy of the existing by-laws of the trustee. (Exhibit 4 to Form T-1 filed with Registration Statement No. 333-121948).

5.	Not applicable.

6.	The consent of the trustee required by Section 321(b) of the Act. (Exhibit 6 to Form T-1 filed with Registration Statement No. 333-121948).

7.	A copy of the latest report of condition of the Trustee published pursuant to law or to the requirements of its supervising or examining authority.

8.	Not applicable.

9.	Not applicable.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the trustee, The Bank of New York Trust Company, N.A., a banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, on the 3rd day of May, 2007.

THE BANK OF NEW YORK TRUST COMPANY, N.A.

By:	/s/ M. Callahan
Name: Mary Callahan
Title: Vice President

EXHIBIT 7

CONSOLIDATED REPORT OF CONDITION

OF

THE BANK OF NEW YORK TRUST COMPANY, N.A.

700 S. Flower Street, 2nd Floor

Los Angeles, California 90017

At the close of business December 31, 2006, published in accordance with Federal regulatory authority instructions.

ASSETS	THOUSANDS OF DOLLARS

Cash and balances due from depository institutions:

Noninterest-bearing balances and currency and coin	10,020

Interest-bearing balances	- 0 -

Securities:

Held-to-maturity securities	56

Available-for-sale securities	64,801

Federal funds sold and securities purchased under agreements to resell:

Federal funds sold	49,000

Securities purchased under agreements to resell	40,000

Loans and lease financing receivables:

Loans and leases held for sale	- 0 -

Loans and leases, net of unearned income	- 0 -

LESS: Allowance for loan and lease losses	- 0 -

Loans and leases, net of unearned income and allowance	- 0 -

Trading assets	- 0 -

Premises and fixed assets (including capitalized leases)	5,051

Other real estate owned	- 0 -

ASSETS	THOUSANDS OF DOLLARS

Investments in unconsolidated subsidiaries and associated companies	- 0 -

Customers’ liability to this bank on acceptances outstanding	- 0 -

Intangible assets:

Goodwill	889,415

Other Intangible Assets	277,086

Other assets	113,348

TOTAL ASSETS	$1,449,677

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CONSOLIDATED REPORT OF CONDITION

OF

THE BANK OF NEW YORK TRUST COMPANY, N.A.

700 S. Flower Street, 2nd Floor

Los Angeles, California 90017

LIABILITIES	THOUSANDS OF DOLLARS

Deposits:

In domestic offices	2,517

Noninterest-bearing	2,517

Interest-bearing	- 0 -

Federal funds purchased and securities sold under agreements to repurchase:

Federal funds purchased	- 0 -

Securities sold under agreements to repurchase	- 0 -

Trading liabilities	- 0 -

Other borrowed money:

(includes mortgage indebtedness and obligations under capitalized leases)	58,000

Not applicable

Bank’s liability on acceptances executed and outstanding	- 0 -

Subordinated notes and debentures	- 0 -

Other liabilities	127,233

TOTAL LIABILITIES	$187,750

Minority interest in consolidated subsidiaries	- 0 -

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EQUITY CAPITAL	THOUSANDS OF DOLLARS
Perpetual preferred stock and related surplus	- 0 -

Common stock	1,000

Surplus	1,121,520

Retained earnings	139,524

Accumulated other comprehensive income	(117)

Other equity capital components	- 0 -

Total equity capital	$1,261,927

TOTAL LIABILITIES, MINORITY INTEREST, AND EQUITY CAPITAL	$1,449,677

We, the undersigned directors, attest to the correctness of this statement of resources and liabilities. We declare that it has been examined by us, and to the best of our knowledge and belief has been prepared in conformance with the instructions and is true and correct.

I, Karen Bayz, Vice President (Name, Title) of the above named bank do hereby declare that this Report of Condition is true and correct to the best of my knowledge and belief.
Director #1	Micahel Klugman, President

Director #2	Frank Sulzberger, MD

Director #3	Michael McFadden, MD

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